FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

ALGOMA STEEL INC.
(Registrant's name)

105 West Street
Sault Ste. Marie
Ontario, Canada P6A 7B4
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _____ Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2002

ALGOMA STEEL INC.
(Registrant)

By: ______________________
Keith McKay
Vice President - Finance
and Chief Financial Officer

H:\Anita\MyDocuments\USSecurity&ExchangeCommission\Form6-K

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

For the period ended March 31, 2002
Millions of Canadian Dollars

1. Reconciliation of net loss between Canadian and United States GAAP:

	Two Months ended March 31 2002	One Month ended Jan 31 2002	Three Months ended March 31 2001
Net loss as reported under Canadian GAAP	$ (4.4)	$ (26.1)	$ (136.7)
Accretion of equity component of convertible debt	(0.1)	-	-
Foreign exchange adjustment on translation of equity component of convertible long-term debt	(0.1)	-	-
Net loss in accordance with U.S. GAAP	$ (4.6)	$ (26.1)	$ (136.7)
Basic and diluted net loss per common share under U. S. GAAP	$ (0.24)	$ (0.49)	$ (2.55)
Basic and diluted net loss per common share under Cdn GAAP	$ (0.23)	$ (0.49)	$ (2.55)

Under Canadian GAAP, the discounted value of the 1% convertible Notes is segregated into a debt and equity component with the accretion of the equity component being charged directly to retained earnings. Under U.S. GAAP, the discounted value of the Notes would be presented entirely as debt, and the accretion would be charged to income as interest on long-term debt. Under U.S. GAAP, the $22 million ascribed to the value of the holder conversion option is reclassified within shareholders' equity to shareholders' surplus on reorganization. As a result of reclassifying the equity component of the Notes to long-term debt under U.S. GAAP, a fresh start adjustment is made to shareholders surplus on reorganization to retain the calculated equity value of $300 million with a corresponding increase in fixed assets.

2. Changes to the consolidated statements of financial position under U.S. GAAP are:

	Mar. 31 2002	Jan. 31 2002
(i) Fixed assets, net		
Balance under Canadian GAAP	$ 704.4	$ 712.3
Fresh start adjustment	8.3	8.3
Balance under U.S. GAAP	$ 712.7	$ 720.6
(ii) Long-term debt		
Balance under Canadian GAAP	$ 204.4	$ 203.5
Equity component of convertible long-term debt	8.5	8.4
Foreign exchange adjustment	-	(0.1)
Balance under U.S. GAAP	$ 212.9	$ 211.8
(iii) Shareholders' equity		
(a) Convertible long-term debt		
Balance under Canadian GAAP	$ 30.5	$ 30.4
Reclassified as long-term debt under U.S. GAAP	(8.5)	(8.4)
Ascribed value of holders option	(22.0)	(22.0)
Balance under U.S. GAAP	$ -	$ -
(b) Shareholders' surplus on reorganization		
Balance under Canadian GAAP	$ 69.6	$ 69.6
Ascribed value of holders option	22.0	22.0
Fresh start adjustment	8.3	8.3
Foreign exchange adjustment on convertible long-term debt	0.1	0.1
Balance under U.S. GAAP	$ 100.0	$ 100.0

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

For the period ended March 31, 2002
Millions of Canadian Dollars

		Mar. 31 2002		Jan. 31 2002
(iii) Shareholders' equity				
(c) Deficit				
Balance under Canadian GAAP	$	(4.5)	$	-
Foreign exchange adjustment on convertible long-term debt		(0.1)		-
Balance under U.S. GAAP	$	(4.6)	$	-

3. A new accounting standard, SFAS 143 "Asset Retirement Obligations", was recently issued in the United States and the Canadian Institute of Chartered Accountants has recently issued an exposure draft on this same topic. Under the new U.S. standard, legal obligations arising from the retirement of all tangible long-lived assets are recognized immediately when incurred and are measured at fair value. A corresponding amount is capitalized as part of the asset's carrying amount and depreciated over the asset's useful life using a systematic and rational allocation method. The Corporation has not yet determined the effect that the adoption of this standard in 2003 will have on it's financial statements.

ALGOMA STEEL INC.

2002 First Quarter Report to Shareholders

for the period ended March 31, 2002

ALGOMA STEEL

ALGOMA STEEL INC.
2002 FIRST QUARTER REPORT TO SHAREHOLDERS (UNAUDITED)
for the period ended March 31, 2002

SUMMARY

The first quarter results for 2002 are being reissued with certain comparative financial statements pursuant to regulatory requirements. The financial results for the two-month period ended March 31, 2002 are unchanged, but results for January, 2002 are being disclosed.

The implementation of the restructuring plan on January 29, 2002 and related "fresh start accounting" resulted in a number of adjustments to the opening balance sheet of the restructured Company. Algoma is now positioned with a much improved capital structure resulting in lower interest and depreciation costs. The restructuring also resulted in reduced operating costs due mainly to lower wage and benefit costs. These factors contributed to positive operating income of $3.0 million for the two-month post-reorganization period ended March 31. A net loss of $4.4 million was incurred during these two months. The outlook for steel markets for the next six months is positive and is expected to result in improving financial results.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the interim financial statements and notes contained in this report.

Introduction

The Company completed its restructuring on January 29, 2002 and has presented its financial results on the basis of "fresh start accounting" which requires assets and liabilities to be comprehensively revalued. The financial position of the Company at December 31, 2001 has not been exhibited because it is not considered comparable due to the significant changes resulting from the restructuring. The opening balance sheet as of January 31 includes various adjustments to reflect the reorganization transactions and the fresh start accounting. The reorganization adjustments reflect the new capital structure from the restructuring process. In applying the principles of fresh start accounting, the Company has restated all assets and liabilities at estimated fair values. The net result of these adjustments was that Algoma recorded $300 million of shareholders' equity at January 31, 2002. A detailed description of the process involved and the resulting adjustments is contained in note 1 to the interim financial statements.

Comparative financial statements, excepting the statement of financial position, for periods prior to January 31, 2002 have been presented pursuant to regulatory requirements. In reviewing the comparative financial statements, readers are reminded that they do not reflect the effects of the financial reorganization or the application of fresh start accounting. Financial statements for 2001 have been restated to reflect the retroactive application of the change in accounting policy in respect of foreign currency translation as outlined in note 1.

Financial and Operating Results

The net loss for the two-month post-restructuring period was $4.4 million. A net loss of $30.5 million was incurred in the first quarter of 2002 compared with a loss of $136.7 million in 2001. The January, 2002 results include a $6.8 million loss on the disposal of the joint venture interest in the Tilden Mine and $3.3 million in reorganization expenses. The reclassification of the First Mortgage Notes as a current liability in March, 2001 resulted in $36.7 million of unamortized original issue discount and issue costs being charged to income as reorganization expenses.

Operating income for the two-month post-restructuring period was $3.0 million. The loss from operations was $7.5 million in the quarter, an improvement of $45.5 million over the $53.0 million loss reported in 2001. An improvement in selling prices and lower unit costs resulted in inventory valuation adjustments which improved earnings by approximately $6 million in the two-month post-restructuring period.

Operating costs declined significantly from 2001 due mainly to favourable inventory adjustments, lower natural gas prices and the effect of restructuring savings (particularly lower wage and benefit levels). Raw steel production was 591,000 tons in the quarter compared with 496,000 tons in 2001 and shipments increased to 544,000 tons from 490,000 tons in the previous year.

Revenue was $241.9 million for the quarter with average selling prices of $445 per ton compared with revenue of $227.5 and average selling prices of $464 per ton in 2001. A price increase of $30 per ton was implemented on hot rolled sheet products in February, 2002.

Financial expense for the quarter of $12.3 million was significantly lower than the restated $46.5 million in 2001 due mainly to a foreign exchange gain of $1.4 million compared with an exchange loss of $25.3 million in 2001 and reduced interest expense on the lower levels of long-term debt in the post-restructuring period.

Liquidity

Cash flow from operations before the effects of changes in operating working capital improved to negative $8.3 million in the quarter compared with negative $54.0 million in 2001 due to the improvement in operating results. There was a $32.7 million reduction in operating working capital, with $11.6 million resulting from the disposal of the Tilden joint venture interest and the remaining $21.1 million due primarily to reduced inventory levels. Capital expenditures were $3.2 million compared to $7.1 million in 2001. In addition, $50 million in proceeds from the new term loan contributed to a decrease in bank indebtedness of $71.2 million in the quarter. Unused availability at March 31 was $83 million.

The restructuring provided the Company with new arrangements with the banking syndicate which expire on December 30, 2003. The Company has a revolving credit facility with availability limited to the lesser of $180 million and a borrowing base determined by the levels of accounts receivable and inventories, a federal loan guarantee, less certain reserves. The arrangement also provides the Company with a $50 million term loan to be repaid in $10 million quarterly installments commencing in September, 2002 and ending in September, 2003. A detailed description of the banking arrangements is included in note 2.

TRADE

The global safeguard investigation in the United States against imports of many steel products (under Section 201 of the Trade Act of 1974) has been concluded. President Bush announced a range of remedies including varying rates of tariffs and quotas. All steel products from Canada have been excluded from the current remedies. In response to the Section 201 action by the U.S., other jurisdictions such as the European Union and Mexico have implemented similar safeguard actions.

The Canadian industry is concerned that restrictions on the global importation of steel into the U.S. will cause diversion of that steel to Canada. In response to these concerns, the government of Canada, under international agreements and Canadian law, has commenced a safeguard investigation into the importation of steel into Canada, similar to that completed by the U.S. government. A public hearing before the Canadian International Trade Tribunal (CITT) will commence on June 10, 2002 with an injury determination due by July 4. On August 19, the CITT will issue their reasons for any determination and any recommendations regarding remedy.

An anti-dumping order covering imports of certain hot rolled carbon steel plate originating in or exported from Mexico, the People's Republic of China, the Republic of South Africa and the Russian Federation is due to expire in late October, 2002. The CITT has initiated an expiry review to determine whether the order should be renewed. This process may not be concluded until late in the year.

OUTLOOK

Current strong order intake levels are expected to continue through the second quarter. Price increases of $30 per ton have been announced for each of April, May and June for hot rolled sheet with further increases of $40 per ton for each of July and August. Similar price increases have been announced for cold rolled sheet, while increases of $130 per ton have been announced for carbon plate products during the same period.

There are several projected cost increases with the most significant being higher natural gas prices. The cost of scrap and power is also projected to increase.

The benefits from higher selling prices are expected to exceed the cost increases for natural gas, scrap and power resulting in improved financial results for the second quarter.

Alexander Adam
President and
Chief Executive Officer

Benjamin Duster
Chairman of the Board

Sault Ste. Marie, Ontario
May 30, 2002

Algoma Steel Inc.

Consolidated Statements of Loss and Retained Earnings (Deficit) *(Unaudited)*
(millions of Canadian dollars - except per share amounts)

		Pre-reorganization	
	Two months ended March 31 2002	One month ended January 31 2002	Three months ended March 31 2001 (restated - note 1)
Sales	$ 158.3	$ 83.6	$ 227.5
Operating expenses			
Cost of sales	140.2	85.2	253.6
Administrative and selling	5.5	3.1	9.5
Depreciation and amortization	9.6	5.8	17.4
	155.3	94.1	280.5
Income (loss) from operations	3.0	(10.5)	(53.0)
Financial expense			
Interest on long-term debt (note 3)	3.8	-	16.5
Foreign exchange loss (gain) (note 1)	0.9	(2.3)	25.3
Other interest	2.3	7.6	4.7
	7.0	5.3	46.5
Loss before the following	(4.0)	(15.8)	(99.5)
Loss on disposal of joint venture interest (note 6)	-	(6.8)	-
Reorganization expenses (note 7)	-	(3.3)	(36.7)
Loss before income taxes	(4.0)	(25.9)	(136.2)
Provision for income taxes - current	0.4	0.2	0.5
Net loss	$ (4.4)	$ (26.1)	$ (136.7)
Net loss per common share	$ (0.23)	$ (0.49)	$ (2.55)
Weighted average number of common shares outstanding - millions (note 5)	19.19	53.65	53.65
Retained earnings (deficit)			
Balance, beginning of period	$ -	$ (264.6)	$ 128.5
Retroactive adjustment for change in accounting policy in respect of foreign currency translation (note 1)	-	-	(29.8)
Net loss	(4.4)	(26.1)	(136.7)
Accretion of equity component of convertible debt	(0.1)	-	-
Fresh start adjustment (note 1)	-	290.7	-
Balance, end of period	$ (4.5)	$ -	$ (38.0)
SUPPLEMENTAL NON-FINANCIAL INFORMATION			
Operations (thousands of net tons)			
Raw steel production	405	186	496
Steel shipments	350	194	490

See accompanying notes.

Algoma Steel Inc.

Consolidated Statements of Financial Position *(Unaudited)*
(millions of Canadian dollars)

	March 31 2002	January 31 2002 (note 1)
Current assets		
Accounts receivable	$ 147.9	$ 125.6
Inventories	173.4	191.6
Prepaid expenses	16.3	7.6
	337.6	324.8
Fixed assets, net	704.4	712.3
Deferred charges	4.0	4.4
Total assets	$ 1,046.0	$ 1,041.5
Current liabilities		
Bank indebtedness (note 2)	$ 76.6	$ 68.1
Accounts payable and accrued liabilities	63.0	61.4
Income and other taxes payable	5.4	10.5
Accrued pension liability and post-employment benefit obligation	28.7	28.7
Current portion of term loan (note 2)	30.0	20.0
	203.7	188.7
Term loan, net of current portion (note 2)	20.0	30.0
Long-term debt (note 3)	204.4	203.5
Interest on long-term debt (note 3)	3.8	-
Accrued pension liability and post-employment benefit obligation	308.9	309.7
Other long-term liabilities	9.6	9.6
	546.7	552.8
Shareholders' equity		
Capital stock (notes 4 & 5)	200.0	160.0
Stock options (note 4)	-	40.0
Convertible long-term debt (note 3)	30.5	30.4
Shareholders' surplus on reorganization	69.6	69.6
Deficit	(4.5)	-
	295.6	300.0
Total liabilities and shareholders' equity	$ 1,046.0	$ 1,041.5

See accompanying notes.

Algoma Steel Inc.

Consolidated Statements of Cash Flows *(Unaudited)*
(millions of Canadian dollars)

	Two months ended March 31 2002	Pre-reorganization One month ended January 31 2002	Pre-reorganization Three months ended March 31 2001 (restated - note 1)
Cash provided by (used in)			
Operating activities			
Net loss	$ (4.4)	$ (26.1)	$ (136.7)
Adjustment for items not affecting cash	14.1	8.1	82.7
	9.7	(18.0)	(54.0)
Changes in operating working capital	(16.3)	49.0	22.7
	(6.6)	31.0	(31.3)
Investing activities			
Fixed asset expenditures	(1.9)	(1.3)	(7.1)
Financing activities			
Repayment of long-term debt	-	-	(0.2)
Proceeds from term loan (note 2)	-	50.0	-
Increase (decrease) in bank indebtedness	8.5	(79.7)	38.6
	8.5	(29.7)	38.4
Cash			
Change during the period	-	-	-
Balance, beginning of period	-	-	-
Balance, end of period	$ -	$ -	$ -

See accompanying notes.

Algoma Steel Inc.

Notes to Interim Consolidated Financial Statements *(Unaudited)*
(millions of Canadian dollars)

1. **Financial reorganization and basis of presentation**

Financial reorganization

On April 23, 2001 (the "Filing Date"), Algoma Steel Inc. (the "Corporation") obtained protection under the Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice (the "Court"). The Court subsequently granted extensions of the CCAA protection until January 31, 2002. This allowed the Corporation to continue operating its business as it negotiated a restructuring plan with its stakeholders by preventing legal action being brought against the Corporation and by staying substantially all unsecured and under-secured claims as of the Filing Date. Additional financing was obtained providing for continuing operations through the anticipated restructuring period.

On October 24, 2001, the Corporation filed an initial Plan of Arrangement and Reorganization with the Court. A second and third amended and restated Plan of Arrangement and Reorganization were filed on November 8, 2001 and December 10, 2001, respectively. The third amended and restated Plan of Arrangement and Reorganization (the "Plan") was voted upon and approved by each Class of Affected Creditors on December 10 and December 17, 2001 and on December 19, 2001, the Court issued a Final Order sanctioning the Plan. The Corporation subsequently emerged from CCAA protection and the Plan was implemented on January 29, 2002 ("Implementation Date"). The significant provisions of the Plan are as follows:

- the cancellation of all currently outstanding common shares and employee voting shares for no consideration and the issuance of new common shares as set out below;
- the settlement of the First Mortgage Notes (U.S. $349.4 million) and related interest obligation (U.S. $47 million) in exchange for U.S. $125 million of 11% Notes maturing in 2009, U.S. $62.5 million of 1% convertible Notes maturing in 2030 and 15 million new common shares;
- a cash payment of $0.8 million and 1 million new common shares in satisfaction of all claims of the unsecured creditors;
- options for 4 million new common shares issued to employees for nominal consideration and new collective bargaining agreements which include wage and benefit reductions, reduced vacation, pension benefit changes and manning reductions. The pension obligations were restructured through the new collective bargaining agreements and an arrangement with the Superintendent of the Financial Services Commission of Ontario;
- new financing facilities and a $50 million loan guarantee provided by the Government of Canada; and
- a new Board of Directors comprised of 7 nominees of the holders of the First Mortgage Notes and 3 nominees of the United Steelworkers of America.

Basis of presentation

Fresh Start Accounting

The Corporation has accounted for the reorganization by using the principles of fresh start accounting as required under Canadian generally accepted accounting principles ("GAAP"). For accounting purposes, the Corporation has used an effective date of January 31, 2002. Under fresh start accounting, all assets and liabilities were revalued at estimated fair values and the Corporation's deficit was eliminated by a reduction of contributed surplus. In order to establish the fresh start balance sheet, an equity value of $300 million was calculated based on the net present value of estimated future free cash flows reduced by bank indebtedness, long-term debt and pension and post-employment obligations. Prior to the Implementation Date, the Corporation's previous Board of Directors passed a resolution setting the stated capital of the new common shares at $10 per share based upon the $300 million equity value. The book values of the assets and liabilities at January 31, 2002 approximated their fair values, with the exception of fixed assets and the pension and post-employment benefit obligations. The fair value of the pension and post-employment obligations were determined by an independent actuary. The fair value of fixed assets was calculated as the excess of the equity value and liabilities over the fair value of the remaining assets.

Algoma Steel Inc.

Notes to Interim Consolidated Financial Statements *(Unaudited)*
(millions of Canadian dollars)

1. **Financial reorganization and basis of presentation** *(continued)*
The following table summarizes the adjustments recorded to implement the reorganization and to reflect the fresh start basis of accounting:

	Jan. 31, 2002 Balance Prior to Reorganization	Reorganization Adjustments	Fresh Start Adjustments	Jan. 31, 2002 Balance After Adjustments
Assets				
Current assets	$ 324.8	$	$	$ 324.8
Fixed assets, net	799.7		(87.4)	712.3
Deferred charges	-	4.4 (f)		4.4
	$ 1,124.5	$ 4.4	$ (87.4)	$ 1,041.5
Liabilities				
Bank indebtedness	$ 118.1	$ (50.0) (a)	$	$ 68.1
Accounts payable and accrued liabilities	209.2	(68.5) (b) (75.0) (c) (13.3) (e) 9.0 (f)		61.4
Income and other taxes payable	8.8	2.5 (b)	(0.8)	10.5
Accrued pension liability and post-employment benefit obligation	-		28.7	28.7
Current portion of long-term debt	554.6	20.0 (a) (554.6) (c)		20.0
	890.7	(729.9)	27.9	188.7
Long-term debt	-	30.0 (a) 203.5 (c)		233.5
Accrued pension liability	263.4	(262.7) (d)	92.2	92.9
Post-employment benefit obligation	147.1	3.4 (d)	66.3	216.8
Other long-term liabilities	7.1	2.5 (b)		9.6
	1,308.3	(753.2)	186.4	741.5
Shareholders' equity (deficiency)				
Issued capital stock	188.0	(188.0) (g)		-
Capital stock to be issued	-	10.0 (b) 150.0 (c)		160.0
Stock options	-	40.0 (e)		40.0
Convertible long-term debt	-	30.4 (c)		30.4
Surplus (deficit) on restructuring	(81.1)	715.2 (h)	(564.5)	69.6
Deficit	(290.7)		290.7	-
	(183.8)	757.6	(273.8)	300.0
	$ 1,124.5	$ 4.4	$ (87.4)	$ 1,041.5

Summary of adjustments:

(a) Refinancing of bank indebtedness into a $50 million term loan repayable in $10 million quarterly installments beginning September 30, 2002.

(b) Claims of unsecured and under-secured creditors are settled in exchange for $0.8 million in cash and 1 million new common shares having a stated capital of $10 million. The Municipal Claim of $7.4 million in respect of taxes owing to the City of Sault Ste. Marie is compromised in exchange for $5 million payable in two equal installments on December 31, 2002 and 2003.

Algoma Steel Inc.

Notes to Interim Consolidated Financial Statements *(Unaudited)*
(millions of Canadian dollars)

1. **Financial reorganization and basis of presentation** *(continued)*

(c) First Mortgage Note principal of $554.6 million (U.S. $349.4 million) and accrued interest of $75 million (U.S. $47.2 million) are settled in exchange for $198.4 million (U.S. $125 million) of 11% Notes due 2009, U.S. $62.5 million of 1% convertible Notes due 2030 and 15 million new common shares having a stated capital of $150 million. As required by Canadian generally accepted accounting principles, the 1% convertible Notes have been separated into debt and equity components for financial statement presentation purposes. The present value of the interest payments for the years 2002 to 2009 of $5.1 million (U.S. $3.2 million) has been presented as debt.
The present value of the principal payment in 2030 and interest for the period 2010 through 2030 of $8.4 million (U.S. $5.2 million) plus $22 million ascribed to the value of the holder conversion option have been presented as equity. All present value amounts were determined using an 11% discount rate.

(d) Adjust the post-employment and pension liabilities for the new collective bargaining agreements, the elimination of pension indexing benefits and the arrangement with the Superintendent of the Financial Services Commission of Ontario.

(e) Accrued vacation liability is reduced by $13.3 million as a result of reduced vacation entitlements contained in the new collective bargaining agreements. The agreements also include wage and benefit reductions, pension benefit changes, manning reductions and the issuance to employees of options for 4 million new common shares for nominal consideration. These options are reflected in shareholders' equity at $40 million.

(f) Accrual for additional reorganization expenses of $4.6 million and $4.4 million of fees relating to the new banking facilities.

(g) Capital stock issued and outstanding prior to the reorganization are cancelled for no consideration.

(h) The net effect of adjustments (b) to (g) is an increase to contributed surplus of $715.2 million.

Accounting policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP on a basis consistent with the accounting policies described in the fiscal 2001 Annual Report, except that the Corporation's assets and liabilities have been comprehensively revalued as noted above. Effective January 1, 2002, the Corporation retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to foreign currency translation. The new recommendations eliminate the deferral and amortization of unrealized translation gains and losses on foreign currency denominated long-term monetary assets and liabilities and require separate disclosure of exchange gains or losses included in the determination of net income. This accounting change did not have a significant impact on the first quarter of 2002. The results for 2001 have been restated to reduce the net loss by $29.8 million of pre-2001 exchange losses charged to reorganization expense with a corresponding decrease to opening retained earnings. An additional $23.2 million of exchange losses has been reclassified from reorganization expenses to financial expense for comparative purposes.

Management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Management believes that the estimates are reasonable, however, actual results could differ from these estimates. The interim consolidated financial statements do not conform in all respects to the requirements of Canadian GAAP for annual financial statements.

The unaudited interim consolidated financial statements have been prepared on a "going concern" basis that assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that would be necessary if the "going concern" principle was not appropriate. Under the terms of its lending agreements, compliance with various covenants is necessary but not assured. The Corporation is dependent upon continued strengthening in the North American steel market and improving financial results.

Algoma Steel Inc.

Notes to Interim Consolidated Financial Statements *(Unaudited)*
(millions of Canadian dollars)

1. **Financial reorganization and basis of presentation** *(continued)*

Comparative figures

With the exception of the consolidated statement of financial position, comparative financial statements for periods prior to January 31, 2002 have been presented pursuant to regulatory requirements. In reviewing the comparative financial statements, readers are reminded that they do not reflect the effects of the financial reorganization or the application of fresh start accounting. In addition, financial statements for 2001 have been restated to reflect the retroactive application of the change in accounting policy in respect of foreign currency translation.

2. **Banking facilities**

On January 29, 2002, the Company entered into an Amended and Restated Loan Agreement ("Agreement"). The Agreement expires on December 30, 2003 and provides the Company with a revolving credit facility ("Revolving Facility") and a term loan ("Term Facility"). The Revolving Facility provides financing equal to the lesser of $180 million and a borrowing base determined by the levels of the Company's accounts receivable, inventories and a loan guarantee provided by the Government of Canada ("Loan Guarantee"), less certain reserves. There was $83.4 million of unused availability under the Revolving Facility at March 31, 2002. The Revolving Facility matures on December 30, 2003 and is collateralized by a first charge on accounts receivable and inventories and a second charge on the Loan Guarantee. Borrowings can be made in either Canadian or United States (U.S) funds at 4.5% over either the Canadian or U.S. prime bank rate or, at the Company's option, at 5.5% over bankers' acceptance rate or London interbank offering rate (LIBOR) for U.S. dollar loans.

The Term Facility is for $50 million and is repayable in $10 million quarterly installments commencing September 30, 2002 and ending September 30, 2003. Amounts repaid under the Term Facility cannot be reborrowed. Borrowings are in Canadian funds at 4.5% over the Canadian prime bank rate or, at the Company's option, at 5.5% over bankers' acceptance rate loans. The Term Facility is collateralized by a first charge on fixed assets, the Loan Guarantee and a second charge on accounts receivable and inventories.

3. **Long-term debt**

	March 31 2002	January 31 2002
Secured 11% Notes maturing December 31, 2009		
Principal value U.S. $125 million (a)	$ 199.2	$ 198.4
Secured 1% convertible Notes maturing December 31, 2030		
Principal value U.S. $62.5 million (b)	5.2	5.1
	204.4	203.5
Less: current portion	-	-
	$ 204.4	$ 203.5

Algoma Steel Inc.

Notes to Interim Consolidated Financial Statements *(Unaudited)*
(millions of Canadian dollars)

3. **Long-term debt** *(continued)*

(a) The 11% Notes are redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008. Mandatory redemptions of U.S. $12.5 million per year are required commencing December 31, 2007 with the balance payable at maturity. Interest for 2002 and the first half of 2003 will accrue and be paid on December 31, 2003. Interest for the second half of 2003 will accrue and be paid on June 30, 2004. After 2003, interest will be paid semi-annually on June 30 and December 31 of each year. Notwithstanding the foregoing, no interest will be paid unless and until the banking facilities described in note 2 are repaid or refinanced. The 11% Notes are collateralized by a first charge on fixed assets, subject to collateral on the Term Facility (note 2), and a second charge on other assets.

(b) The collateral, interest accrual and interest payment terms are the same as for the 11% Notes. The 1% Notes are convertible into common shares at the holder's option at a conversion price per share ("Conversion Price") equal to the higher of $10 per share and 120% of the average trading price of the shares for 120 days after January 29, 2002. After December 31, 2002, the Corporation may convert all or any part of the principal amount at the Conversion Price if the average trading price of the common shares exceeds 125% of the Conversion Price for 30 consecutive trading days, or at any time after December 31, 2009. For all conversion purposes, the exchange rate to be used is U.S. $1.00 = CDN $1.60. As required by Canadian generally accepted accounting principles, the 1% convertible Notes have been separated into debt and equity components for financial statement presentation purposes. The present value of the interest payments up to and including 2009 have been presented as debt. The present value of the principal payment in 2030 and interest for the period 2010 through 2030 of $8.4 million (U.S. $5.2 million) plus $22 million ascribed to the value of the holder conversion option have been presented as equity. All present value amounts were determined using an 11% discount rate.

4. **Share capital**

Authorized - Unlimited common shares

The following table summarizes the share capital transactions for the two-month period ended March 31, 2002 expressed in millions of shares and dollars:

	Stock options		Common shares: To be issued		Common shares: Issued and outstanding	
	# Options	Ascribed Value	# Shares	Stated Capital	# Shares	Stated Capital
Balance at January 31, 2002 (a)	4	$ 40	16	$ 160	-	$ -
Shares issued to former Noteholders			(15)	(150)	15	150
Stock options exercised by employees	(4)	(40)			4	40
Balance at March 31, 2002	-	$ -	1	$ 10	19	$ 190

(a) As part of the consideration for the settlement of their claims, holders of the First Mortgage Notes received 15 million common shares and 1 million common shares were distributed to unsecured creditors in April (note 1). Employees received 4 million common shares, pursuant to a stock option exercised on February 12, 2002, and issued for nominal consideration as part of the new collective bargaining agreements.

Algoma Steel Inc.

Notes to Interim Consolidated Financial Statements *(Unaudited)*
(millions of Canadian dollars)

5. **Weighted average shares outstanding**

In calculating the weighted average number of common shares outstanding for the two-month period ended March 31, 2002, the 16 million common shares to be issued to the holders of the First Mortgage Notes and the unsecured creditors were assumed to have been issued on January 31, 2002. The 4 million shares issued to employees were included as of February 12, 2002.

6. In January 2002, the Corporation's wholly-owned U.S. subsidiary, Cannelton Iron Ore Company ("CIOC"), completed an agreement with Cleveland-Cliffs Inc. ("Cliffs") to transfer CIOC's 45% interest in the Tilden Mining Company L.C. ("Tilden") in exchange for the assumption by Cliffs of CIOC's share of Tilden's liabilities and no cash consideration. As part of this arrangement, the Corporation has entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore at market prices. If the Corporation defaults under the supply agreement prior to December 31, 2008, then 50% of the liabilities assumed by Cliffs will revert back to CIOC and the Corporation. These assumed liabilities may include contingent obligations, such as environmental costs, that are not reflected in Tilden's financial statements.

7. Reorganization expenses

The following costs have been charged to reorganization expenses:

	One month ended January 31 2002	Three months ended March 31 2001 (restated - note 1)
Unamortized discount on First Mortgage Notes	$ -	$ 29.5
Deferred debt issue costs	-	7.2
Professional fees and other expenses	3.3	-
	$ 3.3	$ 36.7

CORPORATE AND INVESTOR INFORMATION

Corporate Head Office

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4
Tel: 705-945-2351
Fax: 705-945-2203
Internet Address: www.algoma.com
E-mail Address: alglib@soonet.ca

Share Transfer Agent

Computershare Trust Company of Canada
Shareholders Services
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Tel: 416-981-9500
Fax: 416-981-9800

Trustee, Paying Agent and Registrar for 11% and 1% Notes

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware
19890
Tel: 302-636-6023
Fax: 302-636-4143

ALGOMA STEEL